UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SPERO THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84833T103
(CUSIP Number)

September 22, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84833T103	13G/A	Page 1 of 8 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital LO, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,242,965
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,242,965
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,242,965
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 35,067,477 outstanding shares of Common Stock as of August 5, 2022, as represented by the Issuer in the 10-Q filed with the Securities and Exchange Commission on August 10, 2022.

CUSIP No. 84833T103	13G/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,176,470
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,176,470
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,470
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	See Note (1) Above

CUSIP No. 84833T103	13G/A	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,419,435
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,419,435
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,435
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(3) See Note (1) Above

CUSIP No. 84833T103	13G/A	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Marc Schneidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,419,435
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,419,435
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,435
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(4) See Note (1) Above

CUSIP No. 84833T103	13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

SPERO THERAPEUTICS, INC. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

675 Massachusetts Avenue, 14th Floor

Cambridge, MA 02139

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock of the Company:

(i)	Aquilo Capital LO, L.P.

(ii)	Aquilo Capital, L.P.

(iii)	Aquilo Capital Management, LLC

(iv)	Marc Schneidman

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Aquilo Capital LO, L.P.

One Letterman Drive, Building D

San Francisco, CA 94129

(ii)	Aquilo Capital, L.P.

One Letterman Drive, Building D

San Francisco, CA 94129

(iii)	Aquilo Capital Management LLC

One Letterman Drive, Building D

San Francisco, CA 94129

(iv)	Marc Schneidman

c/o Aquilo Capital Management LLC

One Letterman Drive, Building D

San Francisco, CA 94129

Item 2(c).	Citizenship:

(i)	Aquilo Capital LO, L.P. – DE

(ii)	Aquilo Capital, L.P. – DE

(iii)	Aquilo Capital Management LLC – CA

(iv)	Marc Schneidman – USA

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

84833T103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

Item 4.	Ownership

(i)	Aquilo Capital LO, L.P.

(a)	Amount beneficially owned: 1,242,965 (See Note 5)

(b)	Percent of class: 3.6% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,242,965 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,242,965 (See Note 5)

(ii)	Aquilo Capital, L.P.

(a)	Amount beneficially owned: 2,176,470 (See Note 5)

(b)	Percent of class: 6.2% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,176,470 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,176,470 (See Note 5)

(iii)	Aquilo Capital Management, LLC

(a)	Amount beneficially owned: 3,419,435 (See Note 5)

(b)	Percent of class: 9.8% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,419,435 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,419,435 (See Note 5)

(iv)	Marc Schneidman

(a)	Amount beneficially owned: 3,419,435 (See Note 5)

(b)	Percent of class: 9.8% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,419,435 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,419,435 (See Note 5)
CUSIP No. 84833T103	13G/A	Page 6 of 8 Pages

Note 5:

Aquilo Capital Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Aquilo Capital Management, LLC, which serves as the general partner and investment manager to investment funds, including but not limited to, Aquilo Capital, L.P. and Aquilo Capital LO, L.P., (collectively the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Schneidman, as Managing Member of Aquilo Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 35,067,477 outstanding shares of Common Stock as of August 5, 2022, as represented by the Issuer in the 10-Q filed with the Securities and Exchange Commission on August 10, 2022.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ] [See Item 4 above].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
See Note 5 above. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Note 5 above
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2022

AQUILO CAPITAL LO, L.P.

By: Aquilo Capital Management LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL, L.P.

By: Aquilo Capital Management LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL MANAGEMENT LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

MARC SCHNEIDMAN

By: /s/ Marc Schneidman

CUSIP No. 84833T103	13G/A	Page 7 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: October 3, 2022

AQUILO CAPITAL LO, L.P.

By: Aquilo Capital Management LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL, L.P.

By: Aquilo Capital Management LLC, its General Partner

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

AQUILO CAPITAL MANAGEMENT LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

MARC SCHNEIDMAN

By: /s/ Marc Schneidman

CUSIP No. 84833T103	13G/A	Page 8 of 8 Pages